Exhibit 2.4

EXECUTION VERSION

EMPLOYEE AGREEMENT

This EMPLOYEE AGREEMENT (this “Agreement”) is made as of the 14th day of December, 2012, by and between SOUTHERN UNION COMPANY, a Delaware corporation (“Seller”), Plaza Massachusetts Acquisition, Inc., a Delaware corporation (“Buyer”), and, for purposes of Section 13.19 of the Purchase and Sale Agreement, dated of even date herewith (the “PSA”), to the extent incorporated herein, The Laclede Group, Inc., a Missouri corporation.

W I T N E S S E T H:

WHEREAS, Seller is engaged in the Business;

WHEREAS, Seller and Buyer have entered into the PSA, in which this Agreement is incorporated by reference; and

WHEREAS, Buyer and Seller wish to provide for terms and conditions of (i) the employment of persons who are employed in the Business with Buyer after Closing; and (ii) certain employee benefits in connection with the transactions contemplated by the PSA.

NOW, THEREFORE, in consideration of the respective covenants, representations and warranties herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 General. Capitalized terms used in this Agreement (including Schedules to this Agreement) not defined herein have the meanings ascribed to them in the PSA. For purposes of this Agreement (including Schedules to this Agreement), the following terms have the meanings set forth below.

“Base Compensation” shall mean an Employee’s base hourly wages or base salary, as applicable.

“COBRA” shall mean the continuation coverage requirements for group health plans under Title X of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and as codified in IRC Section 4980B and ERISA Sections 601-609.

“Continuation Period” shall mean the one-year period following the Closing Date.

“Employee” shall mean a person who is a full-time or part-time employee of Seller or its Affiliates, whose responsibilities pertain primarily to the Business on the Closing Date, including an employee who is not actively at work on the Closing Date because the employee is on workers’ compensation, on an approved leave of absence (including an approved leave of absence with a legal or contractual right to reinstatement, military leave, maternity leave, or leave under the Family and Medical Leave Act of 1993) or is absent due to vacation, disability, illness or other similar circumstance, except that, subject to the requirements of any Collective Bargaining Agreement, a person who is absent due to, and who is on, long-term disability (each an “LTD Employee”) shall not be deemed to be an “Employee” hereunder where such person is unable to perform the essential functions of his or her job, with or without reasonable accommodation (or otherwise consistent with applicable Legal Requirements). A preliminary list of Employees, as of the date hereof, is set forth in Schedule 1.1.

“For Cause” shall mean, with respect to any Employee not covered by a Collective Bargaining Agreement, each as determined in Buyer’s sole and absolute discretion (1) the commission by the Transferred Employee of a criminal or other act that causes or is reasonably likely to cause damage to Buyer or injury to the business reputation of Buyer, (2) the commission by the Transferred Employee of an act of fraud, theft or dishonesty in the performance of the Transferred Employee’s duties, (3) the failure or refusal of the Transferred Employee to satisfactorily perform the duties of the Transferred Employee to Buyer, (4) the disregard or violation by the Transferred Employee of the legal rights of any employees of Buyer, (5) the violation of any of Buyer’s employment policies, including any code of conduct, (6) the failure or refusal of the Transferred Employee to commence employment with Buyer immediately following the Closing Date, or for any Transferred Employee on an approved leave of absence the failure or refusal of such Transferred Employee to commence employment with Buyer immediately following the expiration of the approved leave of absence or (7) any other conduct by a Transferred Employee materially detrimental to Buyer’s business. For purposes of clauses (1) through (7) of this definition, references to “Buyer” shall include The Laclede Group, Inc., a Missouri corporation, and its affiliates.

“Former Employee” shall mean a person who was formerly employed by Seller, a former owner of the Business, or an Affiliate of either, whose responsibilities pertained primarily to the Business and who is not an Employee on the Closing Date. A true and complete list of all Former Employees will be delivered to Buyer no later than 60 days after the date of this Agreement.

“Liabilities” shall mean any direct or indirect liability (whether absolute, accrued or unaccrued, fixed or unfixed, choate or inchoate, secured or unsecured, liquidated or unliquidated, matured or unmatured, vested or unvested, known or unknown, contingent or otherwise), indebtedness, obligation, expense, claim, charge, cost, cause of action, deficiency, guarantee or endorsement of or by a party, including those arising under any applicable law or action, under any award of any court, administrative agency, tribunal or arbitrator, and under any contract or undertaking.

“VEBAs” shall mean any voluntary employee benefits association as described in Section 501(c)(9) of the Code that is maintained by Seller or its Affiliates for the benefit of Employees and Former Employees.

“Transferred Employee” shall mean (1) any Employee covered by a Collective Bargaining Agreement who commences employment with Buyer, and (2) any Employee not covered by a Collective Bargaining Agreement who commences employment with Buyer pursuant to Sections 2.3, 2.4 or 4.3.

Section 1.2 Terms Defined Elsewhere. For purposes of this Agreement (including Schedules to this Agreement), the following terms have the meanings set forth in the Sections indicated.

Term	Section

Absent Employee	2.3(a)
Absent Employee’s Start Date	2.3(a)
Agreement	Preamble
Buyer	Preamble
Buyer’s 401(k) Plan	3.2
Buyer Flex Plan	4.5
Hire Date	2.4(a)
LTD Employee	1.1
PSA	Preamble
Seller	Preamble
Seller’s 401(k) Plan	3.2
Seller’s Flex Plan	4.5
Seller’s Pension Plans	3.1
Severance Benefits	2.4(b)
WARN Act	7.4(a)

ARTICLE II

EMPLOYEES

Section 2.1 Employee List. Not later than five (5) business days following the execution of the PSA, Seller shall provide to Buyer an updated list, as of the date of the PSA, of Employees originally provided to Buyer in Schedule 1.1, which shall consist not only of the names, but also (to the extent permitted by applicable Legal Requirements) job titles, job locations, Base Compensation, employment status (e.g., active, inactive, on leave), date of hire (and years of credited service under benefit plans if such years of credited service differs from the number of years as would be apparent from the Employee’s date of hire), and union or non-union status. In addition, Seller shall provide to buyer reasonably promptly upon request such information as Buyer may reasonably request with respect to vacation and benefit entitlement and accrual, and all other data required to administer the pension and retiree medical plan, with respect to all Employees and, as applicable, Former Employees. Seller shall provide Buyer with a revised Schedule 1.1, updated as of the Closing Date, within ten (10) days following the Closing Date.

Section 2.2 Collective Bargaining Agreements.

(a) Effective as of the Closing Date and in accordance with all applicable terms of any Collective Bargaining Agreement, Buyer shall assume and agree to perform all obligations of Seller under the Collective Bargaining Agreements, and Buyer shall be bound by all the terms, provisions and intents of the Collective Bargaining Agreements. Buyer agrees that upon request by Seller, Buyer shall acknowledge in writing (in a form mutually agreeable to Buyer and Seller) to any applicable union representative designated by Seller that Buyer shall assume and be bound by all the terms, provisions and intents of the Collective Bargaining Agreements. Seller agrees that upon request by Buyer, Seller shall take any actions reasonably requested by Buyer to effectuate the assumption of any Collective Bargaining Agreement by Buyer, provided that Buyer shall reimburse Seller for any reasonable additional out-of-pocket costs of Seller with respect thereto.

(b) Notwithstanding anything herein to the contrary, the parties agree that with respect to any Employee covered by a Collective Bargaining Agreement that the terms of the applicable Collective Bargaining Agreement shall control, including with respect to employment with Buyer, service credit, vacation and welfare benefits. In addition no Employee covered by the Collective Bargaining Agreements shall be eligible for the severance benefits described in Section 2.4 (b) hereof. For the avoidance of doubt, if there is any conflict between the terms of this Agreement and a Collective Bargaining Agreement, the provisions of the Collective Bargaining Agreement shall control, provided, however, that as of the Closing Date, Buyer shall be responsible for all Liabilities in relation to the Employees covered by the Collective Bargaining Agreements.

Section 2.3 Transfer of Employment.

(a) Immediately upon the Closing Date, Seller shall transfer the employment of all Employees covered by the Collective Bargaining Agreements to Buyer. The employment by Buyer of Employees covered by the Collective Bargaining Agreements shall be governed by the Collective Bargaining Agreements and applicable Legal Requirements. The remaining provisions of this Section 2.3 and Section 2.4 apply only to Employees not covered by the Collective Bargaining Agreements. If reasonably requested by Seller, Buyer shall deliver to all Employees covered by the Collective Bargaining Agreements, in advance of Closing, a letter in a form mutually agreeable to Buyer and Seller confirming such Employee’s commencement of employment with Buyer effective as of 12:01 a.m. on the Closing Date.

(b) Immediately upon the Closing Date, Seller shall transfer the employment of all Employees not covered by the Collective Bargaining Agreements (including, for the avoidance of doubt, employees who are not actively at work due to short-term disability or other leave of absence) to Buyer and Buyer shall accept such transfer of employment and shall take such actions as may be reasonably necessary to provide for its effectiveness. If reasonably requested by Seller, Buyer shall deliver to all Employees not covered by the Collective Bargaining

Agreements, in advance of Closing, a letter in a form mutually agreeable to Buyer and Seller confirming such Employee’s commencement of employment with Buyer effective as of 12:01 a.m. on the Closing Date. The employment by Buyer of Employees not covered by the Collective Bargaining Agreements shall be on terms consistent with Section 2.4(c) herein and shall include for each Employee not covered by the Collective Bargaining Agreements Base Compensation and benefits that are substantially comparable, in the aggregate, to the Base Compensation and benefits as was in effect for each such Employee immediately prior to the Closing Date.

(c) Buyer and Seller shall cooperate to facilitate the preparation of Buyer’s employment of the Transferred Employees, consistent with the requirements of this Agreement and the PSA. Buyer shall notify Seller of any Transferred Employee that does not commence employment with Buyer as soon as practicable after the Closing Date.

Section 2.4 Employment of Transferred Employees.

(a) Buyer shall employ the Transferred Employees as of 12:01 a.m. on the Closing Date. The applicable time described in this Section 2.4 is referred to in this Agreement as the “Hire Date.”

(b) In the event that during the Continuation Period, (1) the employment of a Transferred Employee is terminated by Buyer, other than For Cause or other than due to such Transferred Employee’s death or disability, or (2) Buyer fails to provide a Transferred Employee with Base Compensation and benefits that are substantially comparable, in the aggregate, to the Base Compensation and benefits as was in effect immediately prior to the Closing Date and such Transferred Employee resigns his or her employment with Buyer within thirty (30) days following such failure, then Buyer shall be responsible for and shall pay to such Transferred Employee, in a lump sum payment, not later than sixty (60) days following the date of the Transferred Employee’s termination of employment, at least the following severance benefit (the “Severance Benefits”): two weeks of the Employee’s Base Compensation at termination of employment (or if greater, the Employee’s Base Compensation in effect immediately prior to the Closing Date) for each full year of service (pro-rated for partial years), measured from the Transferred Employee’s date of hire reflected in Schedule 1.1; provided, however, that in no event shall such Severance Benefit be less than six (6) weeks of such Base Compensation, and further provided that Buyer’s obligation to pay the Severance Benefits shall be subject to the Transferred Employee first executing Buyer’s standard form release of all claims against Buyer and its Affiliates, with such release to include a release of all claims against Seller and its Affiliates. The costs incurred for the Severance Benefits shall be borne exclusively by Buyer.

(c) During the Continuation Period, Buyer shall provide to the Transferred Employees Base Compensation and benefits that are substantially similar, in the aggregate, to the benefits that were provided to such Transferred Employees by Seller immediately prior to the Closing Date.

Section 2.5 Prior Service Credit. On and after the Closing Date, Buyer shall recognize service for Seller, a former owner of the Business, or an Affiliate of either, to the extent set forth in Schedule 1.1, prior to the Closing Date, for all employee benefit and employment-related purposes other than benefit accrual (except as specifically provided herein) and except to the extent any such recognition would result in a duplication of benefits for the same period of service.

Section 2.6 Vacation. Buyer shall permit each Transferred Employee to carry forward (to the same extent allowed to be carried forward by Seller) and to receive paid time off for all vacation days (including sick days and personal days) accrued prior to the Closing Date. As soon as administratively feasible following execution of the PSA, Seller shall provide to Buyer a list reflecting the paid time off balances standing to the credit of each Transferred Employee as of the date of the PSA. Seller shall provide Buyer with a revised list, updated as of the Closing Date, within ten (10) days following the Closing Date.

ARTICLE III

PENSION, 401(k) AND NONQUALIFIED PLANS

Section 3.1 Pension Plans. Other than the Southern Union Company Fall River Pension Plan for Salaried and Non-Union Hourly Employees and the Southern Union Company Fall River Pension Plan for Union Employees (collectively “Seller’s Pension Plans”), Seller has no defined benefit pension plans or other arrangements subject to Title IV of ERISA or Section 412 of the Code that cover the Employee and that are intended to be qualified plans. Effective as of the Closing Date, Buyer shall assume sponsorship of all assets (held in trust), liabilities and obligations under, in connection with or relating to Seller’s Pension Plans, including liability for any contributions due on or after the Closing Date, and including, for the avoidance of doubt all such assets, liabilities and obligations relating to current and former employees who do not become Transferred Employees. For the avoidance of doubt, all such assets shall constitute Assets under the PSA and all such liabilities and obligations shall constitute Assumed Liabilities under the PSA. Seller and Buyer shall take all action necessary and appropriate to establish Buyer, effective as of the Closing Date, as successor to Seller as to all rights, assets (held in trust), duties, liabilities and obligations under or with respect to Seller’s Pension Plans. Buyer shall be responsible for the preparation and filing of any annual reports relating to plan years that include the Closing Date; provided, however, that Seller shall furnish Buyer with such information concerning Seller’s Pension Plans as is necessary to prepare such forms. Seller shall continue to manage Seller’s Pension Plans in a manner that is consistent with past practice, including with respect to investment of assets, subject to fiduciary obligations, until the Closing Date.

Section 3.2 401(k) Plans. Other than the Southern Union Savings Plan, which includes a qualified cash or deferred arrangement under IRC Section 401(k) (“Seller’s 401(k) Plan”), Seller has no defined contribution retirement plan that covers the Employees and that is intended to be a qualified plan. As of the Closing Date, Seller shall vest, to the extent not otherwise vested, the Transferred Employees in their account balances under Seller’s 401(k) Plan and Buyer shall maintain for the Transferred Employees a defined contribution retirement plan including a cash or deferred arrangement under IRC Section 401(k) (“Buyer’s 401(k) Plan”). Upon being furnished by Seller with an IRS determination letter as to the tax qualified status of

Seller’s 401(k) Plan, Buyer shall take all reasonable actions necessary to ensure that Buyer’s 401(k) Plan accepts from any Transferred Employee a rollover or direct rollover of all of his or her account balance under Seller’s 401(k) Plan, including his or her loan balances and related loan documentation; provided that a Transferred Employee shall only be permitted to roll over his or her loan balances and related loan documentation if the Transferred Employee makes a rollover or direct rollover of all of his or her account balance under Seller’s 401(k) Plan. Seller shall cause the trustee or recordkeeper of Seller’s 401(k) Plan to transfer to the trustee or recordkeeper of Buyer’s 401(k) Plan any loan documentation for loans to be rolled over or transferred to Buyer’s 401(k) Plan. The Transferred Employees shall not be required to roll over, or otherwise transfer, their account balances under Seller’s 401(k) Plan to Buyer’s 401(k) Plan.

Section 3.3 Nonqualified Deferred Compensation Plans and Individual Deferred Compensation and Other Arrangements. Other than the nonqualified deferred compensation plans and individual deferred compensation and other arrangements (including consulting and supplemental agreements) set forth in Schedule 3.3, Seller has no such plans or arrangements with Employees or Former Employees.

ARTICLE IV

OTHER BENEFITS

Section 4.1 Welfare Benefit Plans. Coverage of all Transferred Employees under each Employee Plan that is an employee welfare benefit plan within the meaning of Section 3(1) of ERISA to which Seller or any Affiliate of Seller is a party or by which any of them is bound, shall cease as of the Hire Date, unless sooner terminated in accordance with Seller’s policies or the terms of an Employee Plan. Buyer agrees to offer health insurance benefits to all Transferred Employees effective as of the applicable Hire Date, waiving pre-existing conditions and waiting period restrictions, to the extent able to be waived under Buyer’s plans.

Section 4.2 COBRA. Seller shall provide continuation coverage required under COBRA to all eligible Former Employees and their qualified beneficiaries attributable to a qualifying event (as defined in COBRA) that occurs prior to the Closing Date. Buyer shall be responsible for providing continuation coverage required under COBRA to all eligible Transferred Employees and their qualified beneficiaries attributable to a qualifying event (as defined in COBRA) that occurs on or after the Closing Date.

Section 4.3 Individuals on Disability Leave. Any individual who, as of the Closing Date, is eligible for long-term disability benefits shall be covered under Seller’s long-term disability plan.

Section 4.4 Workers’ Compensation. The parties agree that workers’ compensation benefits for the Transferred Employees will be handled as provided in this Section 4.4. With respect to occurrences on or after the Closing Date, workers’ compensation benefits shall be subject to Buyer’s workers’ compensation policies, programs and plans, and Buyer shall bear sole financial responsibility with respect to such benefits. With respect to occurrences prior to the Closing Date, workers’ compensation benefits shall be subject to Seller’s workers’ compensation policies, programs and plans, and Seller shall have financial responsibility for all expenses.

Section 4.5 Flexible Spending Accounts. As soon as administratively feasible after the Hire Date, Seller shall transfer to a flexible benefits plan that is qualified under Section 125 of the Code and that shall be maintained by Buyer for Transferred Employees as of the Closing Date (the “Buyer Flex Plan”), in cash, any health care and dependent care balances standing to the credit of Transferred Employees under the Southern Union Company Employee Flexible Benefit Plan (“Seller’s Flex Plan”) as of the day immediately preceding the Hire Date, and Buyer shall reimburse Transferred Employees for all eligible health and dependent care expenses submitted on or after the Closing Date. The Buyer Flex Plan shall continue the salary reduction elections made by Transferred Employees as in effect prior to the Closing Date for the remainder of the applicable plan year.

Section 4.6 Post-Retirement Benefit Plans. Effective as of the Closing Date, Buyer shall assume and be responsible for all Liabilities of Seller and its Affiliates to provide post-retirement health, dental and life insurance benefits to any Employee, LTD Employee or Former Employee, whether such benefits are currently being paid or are to be paid in the future, including post-retirement health, dental and life insurance benefits provided under the arrangements set forth on Schedule 3.3. Seller and Buyer shall take all action necessary and appropriate to establish Buyer, effective as of the Closing Date, as successor to Seller as to all rights, assets (held in trust), duties, and Liabilities under or with respect to the VEBAs.

ARTICLE V

LIABILITIES

Except as otherwise provided in this Agreement, Buyer, for itself and its Affiliates, assumes and agrees to pay, perform, fulfill and discharge when due all Liabilities, including litigation costs, with respect to Transferred Employees and Former Employees (or a dependents or beneficiaries thereof) relating to, arising out of or resulting from employment in connection with the Business prior to, on or after the Closing Date.

ARTICLE VI

RECORDS AND INFORMATION

Section 6.1 Records. On or as soon as reasonably practicable after the Closing Date, Seller shall deliver to Buyer, to the extent permitted by applicable Legal Requirements, all personnel files and records in its possession relating to the Transferred Employees (which, for the avoidance of doubt, constitute Assets under the PSA), including active contracts, litigation files, annual reviews, grievances and any other information that is part of the personnel file of a Transferred Employee. Subject to applicable Legal Requirements, from and after the Closing Date, all such files and records shall be the property of Buyer, provided, that Seller may copy such files and records prior to transferring them to Buyer, provided, further, that Seller hereby acknowledges and agrees that such files and records are subject to the provisions of Section 6.1(e) of the PSA. Prior to the Closing Date, subject to applicable Legal Requirements, Seller shall provide Buyer with access to information and records in its possession relating to the Employees in accordance with Section 6.1(c) of the PSA.

Section 6.2 Access to Information. From and after the Closing Date, Buyer shall provide Seller access and duplicating rights to the personnel files and records in the possession or control of Buyer, insofar as such access is reasonably related to a legitimate business purpose, subject to applicable Legal Requirements in accordance with Section 6.2(b) of the PSA.

Section 6.3 Confidentiality. In addition to satisfying confidentiality requirements under the PSA, Buyer shall preserve the confidentiality, in accordance with all applicable Legal Requirements, of all information contained in the personnel files and records obtained from Seller pursuant to this Agreement.

ARTICLE VII

MISCELLANEOUS

Section 7.1 Cooperative Actions. Seller and Buyer acknowledge and agree that all of the covenants and agreements under the PSA relating to cooperation in connection with the implementation of the transactions contemplated by the PSA and this Agreement, including those set forth in Section 6.3(c), are applicable to this Agreement.

Section 7.2 Parties in Interest. No provision of this Agreement shall confer upon any person, other than the parties hereto, their Affiliates, successors and permitted assigns, any rights or remedies hereunder, including any rights or remedies with respect to the employment, compensation, benefits or other terms and conditions of employment of any person. Without limiting the foregoing, (a) nothing in this Agreement is intended to or shall create for or grant to any third party (including without limitation to any former, current or future employees or officers of any party, any Affiliate or any labor union) any rights whatsoever, as a third party beneficiary or otherwise; (b) no third party is entitled to rely on any of the representations, warranties, covenants or agreements contained in the PSA or this Agreement; and (c) no party hereto shall incur any liability or obligation to any third party because of any reliance by such third party on any representation, warranty, covenant or agreement in the PSA or this Agreement.

Section 7.3 Employee Plan Amendments. No provision of this Agreement is intended to or shall be construed to amend, modify or create any Employee Plan.

Section 7.4 WARN Act.

(a) On or before the Closing Date, Seller shall provide a list of the name and site of employment of any and all employees of Seller who have experienced, or who will experience, an employment loss or layoff (as defined by the Worker Adjustment and Retraining Notification Act of 1988 or any similar applicable state or local law requiring notice to employees in the event of a plant closing or mass layoff (the “WARN Act”)) within ninety (90) days prior to the Closing Date. Seller shall update this list up to and including the Closing Date.

(b) With respect to Seller’s employees that are not Transferred Employees, Seller will have full responsibility under the WARN Act caused by any action prior to, on and after the Closing Date. With respect to the Transferred Employees, Seller will have full responsibility under the WARN Act caused solely by any action prior to or on the Closing Date. With respect to the Transferred Employees, Buyer will have full responsibility under the WARN Act caused by any action after the Closing Date.

Section 7.5 Withholding Taxes. Seller hereby acknowledges that, for FICA and FUTA tax purposes, Buyer qualifies as a successor employer with respect to the Transferred Employees. In connection with the foregoing, the parties agree to follow the “Alternative Procedures” set forth in Section 5 of Revenue Procedure 2004-53, 2004-2 C.B. 320. In connection with the application of the “Alternative Procedures,” (i) Seller and Buyer each shall report on a predecessor-successor basis as set forth in such Revenue Procedure, (ii) provided that Seller provides to Buyer all necessary payroll records for the calendar year that includes the Closing Date, Seller shall be relieved from furnishing Forms W-2 to employees of Seller that become employees of Buyer, and (iii) provided that Seller provides to Buyer all necessary payroll records for the calendar year that includes the Closing Date, Buyer shall assume the obligations of Seller to furnish such Forms W-2 to such employees for the full calendar year in which the Closing occurs.

Section 7.6 General Provisions. The provisions of Article XIII of the PSA shall apply equally to this Agreement to the extent applicable.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered by their duly authorized officers as of the date first written above.

SOUTHERN UNION COMPANY

By:	/s/ Martin Salinas, Jr.
Name:	Martin Salinas, Jr.
Title:	Chief Financial Officer

PLAZA MASSACHUSETTS ACQUISITION, INC.

By:	/s/ S. Sitherwood
Name:	S. Sitherwood
Title:	Chief Executive Officer

Solely with respect to Section 13.19 of the PSA

THE LACLEDE GROUP, INC.

By:	/s/ S. Sitherwood
Name:	S. Sitherwood
Title:	Chief Executive Officer and President

[Signature page to Employee Agreement]

LIST OF SCHEDULES

Schedule 1.1	Employees

Schedule 3.3	Nonqualified Deferred Compensation Plans, Individual Deferred Compensation and Other Arrangements, and Life Insurance Policies